EXHIBIT 15.1
Letter Re: Interim Financial Information
Board of Directors
Texas Industries, Inc.
We are aware of the incorporation by reference in the Amendment No. 1 to the Registration Statement (Form S-4 No 333-128736) and related prospectus of Texas Industries, Inc. for the registration of $250 million aggregate principal amount of 7 1/4% Senior Notes due 2013 of our report dated October 5, 2005 relating to the unaudited condensed consolidated interim financial statements of Texas Industries, Inc. which are included in its Form 10-Q for the quarter ended August 31, 2005.
Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not part of the Registration Statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.
/s/ Ernst & Young LLP
November 15, 2005
Dallas, Texas